UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: May 13, 2021

Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane

Somerset, New Jersey 08873

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Legend Biotech Announces the Entry into a Subscription Agreement for Sale of Ordinary Shares and Warrant

On May 13, 2021, Legend Biotech Corporation (the “Company”) entered into a subscription agreement (the “Subscription Agreement”) with an institutional investor (the “Investor”) relating to the offer and sale of 20,809,850 ordinary shares of the Company, par value US$0.0001 per share (the “Ordinary Shares”), in a private placement at a purchase price of $14.41625 per Ordinary Share, equivalent to a price of $28.8325 per American Depositary Share (the “PIPE Offering”). The Subscription Agreement contains customary representations, warranties and covenants of the Company and Purchaser, and customary indemnification provisions for a transaction of this type.

Pursuant to the Subscription Agreement, the Company also agreed to issue and sell concurrently with the PIPE Offering a warrant (the “Warrant”) exercisable for up to an aggregate of 10,000,000 Ordinary Shares (such transaction together with the PIPE Offering, the “Transactions”). The Warrant will be exercisable, in whole or in part, at an exercise price of $20.00 per Ordinary Share, equivalent to a price of $40.00 per American Depositary Share. The Warrant will become exercisable after the Closing Date (as defined below) and prior to the two-year anniversary of the Closing Date.

The Company also granted the Investor customary registration rights with respect to Ordinary Shares acquired in the PIPE Offering and the Ordinary Shares issuable upon exercise of the Warrants.

The Transactions are expected to close on or about May 19, 2021 (the “Closing Date”), subject to customary closing conditions. Upon the closing of the PIPE Offering, Genscript Biotech Corporation will beneficially own 58.31% of the Company’s Ordinary Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION (Registrant)

May 13, 2021	By:	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer and Chief Financial Officer